SI 06003091 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66003 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altea Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 East 72nd Strett-Ste#35E
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven K. Shaw, CPA
(Name – *if individual, state last, first, middle name*)

505 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

SEC MAIL RECEIVED MAR 01 2006 WASH, D.C.

PROCESSED MAY 30 2006 THOMSON FINANCIAL

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, _______________Michelle Gunter_____________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _________________________________Altea Capital LLC__________________________________________________, as of ______December 31_______________________________, 20_05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

President
Title

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01PA6110132
Qualified in Bronx County
My Commission Expires May 25, 20 08

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS

# ON

# ALTEA CAPTIAL, LLC

# FOR

# THE YEAR ENDED

# DECEMBER 31, 2005

**Steven K. Shaw**
**Certified Public Accountant**
**505 Northern Blvd**
**Great Neck, NY 11021**
**516-487-5860**

OSTERWEIL & SHAW
CERTIFIED PUBLIC ACCOUNTANTS
505 NORTHERN BOULEVARD
GREAT NECK, NEW YORK 11021
(516) 487-5860

PAUL SHAW, C.P.A.
STEVEN K. SHAW, C.P.A.

To the Member
Altea Capital, LLC
525 East 72nd Street - 34E
New York, NY 10021

We have audited the accompanying balance sheet of Altea Capital, LLC as of December 31, 2005 and the related statement of profit and loss, statement of cash flows, statement of members equity and net capital computation for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Altea Capital, LLC as of December 31, 2005 and the results of its operation for the year then ended in conformity with generally accepted principles.

STEVEN K. SHAW
Certified Public Accountant

February 7, 2006

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Altea Capital, LLC
525 East 72nd Street - 34E
New York, NY 10021

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Altea Capital, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness' under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weakness' as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

STEVEN K. SHAW
Certified Public Accountant

February 7, 2006

**ALTEA CAPITAL, LLC**
**BALANCE SHEET**
**AS OF DECEMBER 31, 2005**

## ASSETS

**CURRENT:**

| | |
|---|---|
| Cash in Bank | $ 20,016.13 |
| TOTAL ASSETS | $ 20,016.13 |

## LIABILITIES AND MEMBER'S EQUITY

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts Payable / Accrued Liabilities | $ 3,130.73 |
| TOTAL LIABILITIES | $ 3,130.73 |
| **MEMBER'S EQUITY:** | $ 16,885.40 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 20,016.13 |

The accompanying accountants' letter and notes are
an integral part of the financial statements

**ALTEA CAPITAL, LLC**
**STATEMENT OF INCOME, PROFIT AND LOSS**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

| | | % |
|---|---|---|
| **REVENUES:** | | |
| Consulting Income | $ 81,035.67 | 100.0% |
| TOTAL REVENUE | $ 81,035.67 | 100.0% |
| **OPERATING EXPENSES:** | | |
| Consulting Fees | $ 18,000.00 | 22.2% |
| Legal and Accounting | 2,700.00 | 3.3% |
| Telephone | 5,647.68 | 7.0% |
| Travel and Entertainment | 1,969.74 | 2.4% |
| Internet Related Expenses | 588.57 | 0.7% |
| Licenses and Fees | 3,480.00 | 4.3% |
| Dues and Subscriptions | 98.70 | 0.1% |
| Fidelity Bond Insurance | 384.00 | 0.5% |
| Office Supplies | 169.64 | 0.2% |
| Postage | 140.36 | |
| Miscellaneous | 449.11 | 0.6% |
| Bank Charges | 192.88 | 0.2% |
| TOTAL OPERATING EXPENSES | $ 33,820.68 | 41.7% |
| NET OPERATING INCOME FOR YEAR | $ 47,214.99 | 58.3% |
| INTEREST INCOME: | 44.20 | |
| NET OPERATING INCOME FOR YEAR | $ 47,259.19 | 58.3% |

The accompanying accountants' letter and notes are
an integral part of the financial statements

ALTEA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net Income | $ 47,259.19 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase (decrease) in liabilities: | |
| Accounts Payable | (1,124.60) |
| NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES | $ 46,134.59 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Net (purchase) sale of property and equipment | $ 0.00 |
| NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES | $ 0.00 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Distributions to Members | $ (45,700.00) |
| NET CASH USED IN FINANCING ACTIVITIES | $ (45,700.00) |
| NET INCREASE (DECREASE) IN CASH | $ 434.59 |
| **CASH AND EQUIVALENTS, BEGINNING:** | 19,581.54 |
| **CASH AND EQUIVALENTS, END:** | $ 20,016.13 |

The accompanying accountants' letter and notes are
an integral part of the financial statements

**ALTEA CAPITAL, LLC**
**NET CAPITAL COMPUTATION**
**AS OF DECEMBER 31, 2005**

| | |
|---|---|
| ASSETS | $ 20,016.13 |
| LESS: LIABILITIES | (3,130.73) |
| TOTAL OWNERSHIP EQUITY | $ 16,885.40 |
| PLUS: SUBORDINATED LIABILITIES | 0.00 |
| TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES | $ 16,885.40 |
| LESS: NON-ALLOWABLES | 0.00 |
| NET CAPITAL BEFORE HAIRCUTS & UNDUE CONCENTRATION | $ 16,885.40 |
| LESS: HAIRCUT & UNDUE CONCENTRATION | 0.00 |
| NET CAPITAL | $ 16,885.40 |
| MINIMUM NET CAPITAL REQUIREMENT | 5,000.00 |
| EXCESS NET CAPITAL - Note 2 | $ 11,885.40 |
| AI/NC RATIO | 19% |

**NOTE: There are no material differences between the above calculation and the calculation included in the Company's unaudited Focus Report as of December 31, 2005.**

ALTEA CAPITAL, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Member's Equity Balance - Beginning of year | $ 15,326.21 |
| Capital Contributions | 0.00 |
| Distributions to Members | (45,700.00) |
| Net Income For Year Ended | 47,259.19 |
| Member's Equity Balance - End of year | $ 16,885.40 |

The accompanying accountants' letter and notes are
an integral part of the financial statements

## 1. Organization and Summary of Significant Accounting Policies:

ORGANIZATION

The company operates as an investment broker as a limited liability company organized under the law of New York State December 2003.

RECOGNITION OF INCOME AND EXPENSES

For purpose of accounting for book and taxable income the Company uses the accrual method.

## 2. Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule. The rule requires that the Company maintains a minimum net capital of $5,000.
As of December 31, 2005 the Company had a net capital of $16,885.40 which exceed the minimum requirement by $11,885.40.